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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                                 Furon Company
                           (Name of Subject Company)

                          FCY ACQUISITION CORPORATION

                                 NORTON COMPANY

                           COMPAGNIE DE SAINT-GOBAIN
                                   (Bidders)

                        Common Stock, without par value
                         (Title of Class of Securities)

                               ----------------

                                   361106107
                                 (Cusip Number)

                              John R. Mesher, Esq.
                            Saint-Gobain Corporation
                             750 E. Swedesford Road
                          Valley Forge, PA 19482-0101
                           Telephone: (610) 341-7108
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                   Copies to:

                             Carole Schiffman, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4256

                           CALCULATION OF FILING FEE
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--------------------------------------------------------------------------------

           Transaction valuation*                          Amount of filing fee**
---------------------------------------------------------------------------------
               $471,979,423.50                                    $94,396

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* Estimated solely for the purpose of determining the registration fee. Based upon $25.50 cash per share for 18,508,997 shares as of September 22, 1999. ** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidders.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.            Filing Party: Not applicable.
Form or Registration No.: Not applicable.       Date Filed: Not applicable.

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

  CUSIP No. 361106107

--------------------------------------------------------------------------------
1. Names of Reporting Persons S.S. or I.R.S.
   Identification Nos. of Above Persons

   FCY Acquisition Corporation
   I.R.S. Employer Identification No. 23-3015144
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds
     AF

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
   Items 2(e) or 2(f)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization

   California

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7. Aggregate Amount Beneficially Owned by Each Reporting Person

   243,954*
--------------------------------------------------------------------------------

8. Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
   Certain Shares

--------------------------------------------------------------------------------

9. Percent of Class Represented by Amount in Row (7)

   1%
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10. Type of Reporting Person

    CO

--------------------------------------------------------------------------------

   *See footnote on page 4.

  CUSIP No. 361106107

--------------------------------------------------------------------------------
1. Names of Reporting Persons S.S. or I.R.S.
   Identification Nos. of Above Persons

   Norton Company
   I.R.S. Employer Identification No. 04-1680390
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds
     AF
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(e) or 2(f)
                                                                            [_]

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization

   Massachusetts

--------------------------------------------------------------------------------

7. Aggregate Amount Beneficially Owned by Each Reporting Person

   243,954*
--------------------------------------------------------------------------------

8. Check Box if the Aggregate Amount in Row (7) Excludes                    [_]
   Certain Shares

--------------------------------------------------------------------------------

9. Percent of Class Represented by Amount in Row (7)

   1%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    CO
--------------------------------------------------------------------------------

   *See footnote on page 4.

  CUSIP No. 361106107

--------------------------------------------------------------------------------
1. Names of Reporting Persons S.S. or I.R.S.
   Identification Nos. of Above Persons

   Compagnie de Saint-Gobain
   S.S. and I.R.S. Employer Identification No. N/A
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds
   WC
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(e) or 2(f)
                                                                            [_]

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization

   France
--------------------------------------------------------------------------------

7. Aggregate Amount Beneficially Owned by Each Reporting Person

   243,954*
--------------------------------------------------------------------------------

8. Check Box if the Aggregate Amount in Row (7) Excludes                    [_]
   Certain Shares

--------------------------------------------------------------------------------

9. Percent of Class Represented by Amount in Row (7)

   1%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    HC, CO
--------------------------------------------------------------------------------

   *On September 18, 1999, FCY Acquisition Corporation (the "Purchaser") entered into a Shareholder Agreement with the Chairman, President and Chief Executive Officer of Furon Company (the "Company") (such individual, the "Shareholder"), pursuant to which the Shareholder has unconditionally agreed to tender into the Offer (as hereinafter defined), and not to withdraw therefrom, the shares of Common Stock, without par value (the "Shares") of the Company that he owned on September 18, 1999 (comprising 243,954 Shares), as well as any other Shares that he thereafter acquires, including upon the exercise of stock options. In addition, the Shareholder has granted an irrevocable proxy for the benefit of the Purchaser with respect to the Shares subject to the Shareholder Agreement to vote such Shares under certain circumstances. The Purchaser's right to vote the Shares subject to the Shareholder Agreement is reflected in Rows 7 and 9 in each of the tables above. A copy of the Shareholder Agreement is described more fully in Section 10 of the Offer to Purchase dated September 24, 1999 (the "Offer to Purchase") attached hereto as Exhibit (a)(1).

Item l. Security and Subject Company

   (a) The name of the subject company is Furon Company, a California corporation (the "Company"), and the address of its principal executive offices is 29982 Ivy Glenn Drive, Laguna Niguel, California, 92677-2044.

   (b) This Statement relates to the offer by FCY Acquisition Corporation, a California corporation ("Purchaser"), and an indirect wholly owned subsidiary of Norton Company, a Massachusetts corporation ("Parent"), which is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), to purchase all outstanding shares of common stock, without par value (including the associated preferred share purchase rights, the "Shares"), of the Company at $25.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

   (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

   (a)-(d), (g) This Statement is filed by Purchaser, Parent and Saint-Gobain. The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser, Parent and Saint-Gobain" and Schedule I of the Offer to Purchase is incorporated herein by reference.

   (e)-(f) None of Saint-Gobain, Parent, Purchaser, nor, to the best knowledge of Saint-Gobain, Parent and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

   (a)-(b) The information set forth in the Introduction and Section l0 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

   (a) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

   (b)-(c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

   (a)-(e) The information set forth in the Introduction and Section 11 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

   (f)-(g) The information set forth in Section 12 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

   (a)-(b) The information set forth in the Introduction, Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

   The information set forth in the Introduction, Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and
Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

   The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

   The information set forth in Section 8 "Certain Information Concerning Purchaser, Parent and Saint-Gobain" of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

   (a) None.

   (b)-(c) The information set forth in Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Section 12 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

   (e) The information set forth in the Introduction and Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

Item 11. Material to be Filed as Exhibits.

  (a)(l) Offer to Purchase dated September 24, 1999.

  (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

  (a)(3) Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Text of joint press release issued in the United States by the Company and Parent dated September 19, 1999.

  (a)(7) Text of press release issued in France by Saint-Gobain dated September 20, 1999.

  (a)(8) Summary advertisement as published in The Wall Street Journal on September 24, 1999.

    (b) Not applicable.

  (c)(1) Agreement and Plan of Merger dated as of September 18, 1999 among the Company, Parent and Purchaser.

  (c)(2) Stock Option Agreement dated as of September 18, 1999 among the Company, Parent and Purchaser.

  (c)(3) Shareholder Agreement dated as of September 18, 1999 between Purchaser and J. Michael Hagan.

  (c)(4) Reciprocal Confidentiality Agreement dated as of May 27, 1999 between the Company and Saint-Gobain Industrial Ceramics, Inc., a wholly owned subsidiary of Parent.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated: September 24, 1999

                                          FCY ACQUISITION CORPORATION

                                              /s/ George B. Amoss
                                          By: _________________________________
                                             Name: George B. Amoss
                                             Title:Vice President

                                          NORTON COMPANY

                                              /s/ George B. Amoss
                                          By: _________________________________
                                             Name: George B. Amoss
                                             Title:Vice President

                                          COMPAGNIE DE SAINT-GOBAIN

                                             /s/ Gianpaolo Caccini
                                          By: _________________________________
                                             Name: Gianpaolo Caccini
                                             Title:Senior Vice President

                                 EXHIBITS INDEX

 Exhibit
 Number                                   Title
 -------                                  -----
 (a)(1)  Offer to Purchase dated September 24, 1999.
 (a)(2)  Letter of Transmittal (including Guidelines for Certification of
         Taxpayer Identification Number on Substitute Form W-9).
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
 (a)(6)  Text of joint press release issued in the United States by the Company and Parent dated September 19, 1999.
 (a)(7)  Text of press release issued in France by Saint-Gobain dated September
         20, 1999.
 (a)(8)  Summary advertisement as published in The Wall Street Journal on
         September 24, 1999.
 (c)(1)  Agreement and Plan of Merger dated as of September 18, 1999 among the
         Company, Parent and Purchaser.
 (c)(2)  Stock Option Agreement dated as of September 18, 1999 among the
         Company, Parent and Purchaser.
 (c)(3)  Shareholder Agreement dated as of September 18, 1999 between Purchaser and J. Michael Hagan.
 (c)(4)  Reciprocal Confidentiality Agreement dated as of May 27, 1999 between the Company and Saint-Gobain Industrial Ceramics, Inc., a wholly owned subsidiary of Parent.